

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 8, 2011

Geoffrey D. Schwartz, Esq.
Blank Rome LLP
One Logan Square
130 North 18th Street
Philadelphia, PA 19103-6998

RE: Cornerstone Progressive Return Fund
File Nos.: 333-172319 and 811-22066

Dear Mr. Schwartz:

We have received the registration statement on Form N-2 of Cornerstone Progressive Return Fund (the "Fund"), which was filed on February 17, 2011, with respect to a rights offering under the Securities Act of 1933.

Your letter dated March 1, 2011 represented that the disclosure contained in the registration statement is substantially similar to the disclosure contained in registration statements on Form N-2 of Cornerstone Total Return Fund, Inc. (File Numbers: 333-168926 and 811-02363) and Cornerstone Strategic Value Fund, Inc. (File Numbers: 333-168927 and 811-05150), the other two funds in the Cornerstone fund complex, which were reviewed and declared effective by the Staff on October 29, 2010. Your letter notes that the only significant difference is that because the rights being offered are non-transferable, the Fund's rights offering does not contain a procedure for Notice of Guaranteed Delivery.

Based on the similarity of the prior registration statements, you requested selected review of the registration statement. Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter, we have not reviewed the registration statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement.

Notwithstanding our lack of comment, in the event the Fund requests acceleration of the effective date of the pending registration

statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant

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